UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE SALE OF SHARES HELD BY UNTRACEABLE SHAREHOLDERS

On September 18, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the sale of shares held by untraceable shareholders authorized by the registrant’s board of directors.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: September 18, 2013

September 18, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING THE SALE OF SHARES HELD BY UNTRACEABLE SHAREHOLDERS

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT has authorized the sale of shares held by untraceable shareholders pursuant to Paragraph 1, Article 197 of the Corporation Law of Japan in order to streamline its share management services, as described below.

1.	List of shareholders whose shares will be sold:

Pursuant to Article 198 of the Corporation Law of Japan, NTT will provide public notice by way of electronic public notification on September 24, 2013 of the shareholder numbers, names, addresses and numbers of shares held according to the shareholder registry, of shareholders whose shares will be sold. Please refer to the following NTT website.

http://www.ntt.co.jp/ir/notification/index.html

(Reference Note)	“Untraceable shareholders” are shareholders who have not responded to notices and demands dispatched to their addresses as recorded in the shareholder registry for five consecutive years or more and who have not received dividends for five consecutive years.

2.	Schedule:

September 24, 2013	Public notice and request for objections to the sale of shares held by untraceable shareholders
January 6, 2014	Deadline for objections from untraceable shareholders
January 7, 2014 or later	Sale or purchase of shares held by untraceable shareholders (*)

(*)	NTT plans to either sell or purchase as treasury stock the shares held by untraceable shareholders.

3.	Contact details:

Shareholders listed in the public notice are requested to contact the following shareholder registry administrator with inquiries regarding this matter.

Shareholder Registry Administrator:	Sumitomo Mitsui Trust Bank, Limited
Contact:	8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Department
	Telephone:	0120-584-400 (for NTT shareholders only, toll free, Japan only)
0120-782-031 (main number, toll free, Japan only)

For further inquiries, please contact:
Takuro Hanaki or Keiko Okazaki
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581